Exhibit 99.2
Royal Dutch Shell plc
Three and nine month period ended September 30, 2008
Unaudited Condensed Interim Financial Report

Unaudited Condensed Interim Financial Report
This report contains:
(1)	An Operational and Financial Review and Results of Operations with respect to Royal Dutch Shell plc, a publicly-listed company incorporated in England and Wales and headquartered and tax resident in the Netherlands (“Royal Dutch Shell”) and its consolidated subsidiaries (collectively, with Royal Dutch Shell, “Shell”) for the three and nine month period ended September 30, 2008; and

(2)	Unaudited Condensed Consolidated Interim Financial Statements for the three and nine month period ended September 30, 2008 and 2007.
In this report, excluding in the financial statements, we have aggregated our equity position in projects for both direct and indirect interest.
In this report “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this report refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this report, associates and jointly controlled entities are also referred to as “equity-accounted investments”.
This report contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”, “risks”, “goals”, “should” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this report, November 5, 2008. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this report.
Please refer to the Annual Report and Form 20-F for the year ended December 31, 2007 for a description of certain important factors, risks and uncertainties that may affect Shell’s businesses.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 1

Operational and Financial Review for the three and nine-month period ended September 30, 2008
Presented under IFRS (unaudited)

				$ million

	Three months		Nine months
	ended September 30,		ended September 30,

	2008	2007	2008	2007

Income for the period	8,480	7,041	29,435	23,293
Attributable to minority interest	32	125	348	429

Income attributable to shareholders of Royal Dutch Shell plc	8,448	6,916	29,087	22,864

THREE MONTHS ENDED SEPTEMBER 30, 2008
Shell’s income for the three months ended September 30, 2008 was $8,480 million, an increase of 20% compared to 2007, mainly due to an increase in Exploration & Production ($2,174 million) and Gas & Power ($2,206 million), partly offset by a decrease in Oil Products ($2,197 million).
Exploration & Production
Segment earnings were $5,501 million compared to $3,327 million last year. Earnings in the third quarter of 2008 included a gain of $575 million, comprising of a gain of $347 million related to divestments, a gain of $167 million related to the mark-to-market valuation of certain UK gas contracts, a tax credit in Canada of $22 million and a gain from a pension accounting adjustment of $39 million. Earnings in the third quarter of 2007 included a net gain of $130 million, comprising of a gain of $143 million related to an impairment reversal and a combined gain of $228 million related to tax impacts and the benefit of a tax rate change in Germany. These gains were partly offset by charges of $93 million related to the mark-to-market valuation impact of certain UK gas contracts, the write-off of exploration costs in Alaska of $77 million and a $71 million charge related to a one-time pension liability impact.
Earnings compared to the third quarter 2007 reflected the benefit of higher oil and gas prices on revenues, which was partly offset by lower production volumes, particularly in the USA as a consequence of hurricane impacts and higher royalty expenses.
Global liquids realisations were 57% higher than in the third quarter 2007, compared with marker crudes Brent and WTI increases of 54% and 57% respectively. Global gas realisations were 48% higher than in the previous year. Outside the USA, gas realisations increased by 45% whereas in the USA gas realisations increased by 66%.
Third quarter 2008 production (excluding oil sands bitumen production) was 2,854 thousand barrels of oil equivalent per day (boe/d) compared to 3,055 thousand boe/d in the previous year. Crude oil production was down 10% and natural gas production was down 2% compared to the third quarter 2007. Production, compared to the third quarter 2007, was impacted by some 120 thousand boe/d as a consequence of the hurricanes in the USA Gulf of Mexico and planned maintenance turnarounds in the UK North Sea related to the shutdown of the St. Fergus gas processing facilities.
Production compared to the third quarter 2007 included additional volumes principally from Ormen Lange (Shell share 17%) in Norway, Changbei (Shell share 50%) in China, West Salym (Shell share 50%) in Russia, F13W (Shell share 50%) and M3S (Shell share 70%) in Malaysia, Stybarrow (Shell share 17.1%) in Australia, Champion West Phase 3B/C (Shell share 50%) in Brunei, Starling (Shell share 28%), Caravel (Shell share 71%), Shamrock (Shell share 100%) and Curlew C (Shell share 100%) in the UK and Deimos (Shell share 71.5%) in the USA.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 2

Gas & Power
Segment earnings were $2,774 million compared to $568 million last year. Earnings in the third quarter of 2008 included a net gain of $1,368 million comprising of a gain of $1,395 million from a divestment, a gain of $33 million related to the mark-to-market valuation of certain gas contracts, a gain of $7 million from a pension accounting adjustment and an impairment charge of $67 million. Earnings in the third quarter of 2007 included a net charge of $4 million, reflecting a gain of $11 million related to a tax rate change in Germany, which was more than offset by charges of $10 million related to a one-time pension liability impact and $5 million related to the mark-to-market valuation impact of certain gas contracts.
As a result of fair value accounting of commodity derivatives associated with long-term contracts, required under International Financial Reporting Standards (IFRS), third quarter 2008 earnings were increased by some $400 million, as opposed to non-cash charges of some $300 million recorded in the second quarter 2008.
Earnings compared to the third quarter 2007 reflected the impact of strong Liquefied Natural Gas (LNG) and gas to liquids (GTL) product prices on revenues and higher marketing and trading contributions, which were partly offset by lower LNG sales volumes. LNG sales volumes of 3.10 million tonnes were 6% lower than in the same quarter last year, mainly as a consequence of planned maintenance shutdowns and changed cargo lifting schedules compared to the same quarter last year. Marketing and trading earnings, non-LNG related, were higher than in the same quarter last year, reflecting increased earnings both in North America and Europe.
Oil Sands
Segment earnings were $371 million compared to $183 million in the same quarter last year. Earnings in the third quarter of 2008 included a gain of $25 million related to a tax credit.
The increase in earnings compared to the third quarter 2007 reflected the impact of higher oil prices on revenues, partly offset by lower production volumes, higher operating costs and higher royalty expenses.
Bitumen production decreased by 6% compared to the same quarter last year. Upgrader availability was 96% compared to 90% in the same quarter last year.
Oil Products
Segment results were a loss of $44 million compared to earnings of $2,153 million for the same period last year. Earnings in the third quarter of 2008 included a gain of $77 million reflecting a gain of $25 million related to a tax credit in Canada and a pension accounting adjustment of $52 million. Earnings in the third quarter of 2007 included a net gain of $121 million, comprising of a gain of $149 million related to a tax rate change in Germany, which was partly offset by a charge of $28 million related to a one-time pension liability impact.
As required under IFRS, commodity derivatives are recorded at fair value, which is based on market prices, and physical crude oil and oil products inventories are recorded at the lower of historical cost or net realizable value. Third quarter 2008 marketing and trading earnings were increased by non-cash gains of some $400 million, mainly related to reversals of non-cash charges of some $450 million recorded in the second quarter 2008.
Earnings were adversely impacted by the impact of declining crude prices on inventory by $2,348 million. After taking into account the impact of the movement in feedstock price, earnings were $2,304 million compared to $1,651 million in the third quarter 2007. This increase results from higher marketing margins, higher realised refining margins and trading contributions, which were partly offset by increased operating costs, lower refinery intake and net currency exchange rate impacts. Industry refining margins compared to the same quarter last year were higher in Europe and declined in the US Gulf Coast, US West Coast and the Asia-Pacific region. Refinery availability was 88%, compared to 93% in the third quarter of 2007. The decrease mainly reflects hurricane impacts in the US Gulf Coast region.
Marketing earnings compared to the same period last year increased due to higher B2B margins, which were partly offset by lower retail earnings and lower finished lubricants margins.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 3

Oil Products (marketing and trading) sales volumes decreased by 5% compared to the same quarter last year. Marketing sales volumes were 3% lower than in the third quarter 2007, and, excluding the impact of divestments, were in line with the same quarter last year.
Chemicals
Segment results were a loss of $79 million compared to earnings of $397 million for the same period last year. Earnings were adversely impacted by the impact of decreasing feedstock prices on inventory by $195 million. Earnings in the third quarter of 2008 included a gain of $18 million related to a pension accounting adjustment. Segment earnings in the third quarter of 2007 included a net income of $18 million, comprising a gain of $19 million related to a tax rate change in Germany, which was partly offset by a charge of $1 million related to a one-time pension liability impact.
After taking into account the impact of the movement in feedstock price on inventory, earnings were $116 million compared to $360 million in the third quarter 2007. Earnings compared to the third quarter 2007 reflected lower realised margins, lower sales volumes, lower income from equity-accounted investments and an impairment charge.
Sales volumes decreased by some 13% when compared to the third quarter 2007 as a result of lower global demand and the impact of the hurricanes in the US Gulf Coast region. Chemicals manufacturing plant availability was 86%, some 8% lower than in the third quarter 2007, mainly as a consequence of hurricane impacts in the USA.
Corporate
Segment results were a loss of $43 million compared to earnings of $413 million for the same period last year. Earnings compared to the third quarter 2007 reflected currency exchange losses, higher shareholder costs, lower tax credits and lower net underwriting results, mainly as a consequence of hurricane impacts in the USA, which were partly offset by higher net interest income.
NINE MONTHS ENDED SEPTEMBER 30, 2008
Shell’s income for the nine months ended September 30, 2008 was $29,087 million, an increase of 27% compared to 2007, which was mainly related to an increase in Exploration & Production.
Exploration & Production
Segment earnings of $16,525 million were 68% higher than the $9,819 million earnings in the comparative period of 2007. Earnings in the first nine months of 2008 included a net gain of $607 million mainly from gains from divestments of $918 million and other one-off effects of $39 million, partially offset by a charge of $295 million related to the mark-to-market valuation of certain UK gas contracts and tax charges of $55 million. Earnings in the first nine months of 2007 included a net gain of $387 million mainly from gains from divestments of $352 million and tax effects of $136 million, partially offset by a charge of $96 million related to the mark-to-market valuation of certain UK gas contracts and other charges of $5 million.
Segment earnings in 2008 compared to last year mainly reflect higher oil and gas prices on revenues and higher gas production volumes, which were partially offset by lower oil production volumes, higher royalty expenses and higher operating costs.
Global liquid realisations were 65% higher than last year, compared with marker crudes Brent and WTI increases of 65% and 71% respectively. Global gas realisations were 42% higher than last year. Outside the USA gas realisations increased by 41%. In the US, gas realisations increased by 50% compared to an increase in Henry Hub of 39%.
Production (excluding oil sands bitumen production) for the first nine months in 2008 was 3,114 thousand boe/d, 2% lower than 3,183 thousand boe/d last year or in line adjusting for the impact of production sharing contracts (PSC) pricing effects, divestments and hurricane impacts in the USA Gulf of Mexico.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 4

Gas & Power
Segment earnings were $4,347 million compared to $2,150 million last year. Earnings in the first nine months of 2008 included a net gain of $1,357 million comprising of a gain from divestments of $1,395 million, a gain of $22 million related to the mark-to-market valuation impact of certain gas contracts and a pension accounting adjustment of $7 million, which were partly offset by an impairment charge of $67 million. Earnings in the first nine months of 2007 included net gains of $282 million, comprising of a gain of $357 million related to divestments, a charge of $76 million related to gas contracts mark-to-market valuation, a gain of $11 million related to a tax rate change in Germany and a charge of $10 million related to a one-time pension liability.
Nine months 2008 earnings were decreased by non-cash impacts of approximately $50 million as a result of fair value accounting of commodity derivatives associated with long-term contracts.
Excluding the one-off items, earnings were up 63%, reflecting higher LNG prices, dividends and higher marketing and trading results.
LNG equity sales volumes of 9.69 million tonnes were 2% lower than last year, mainly as a consequence of maintenance activities.
Oil Sands
Segment earnings were $971 million compared to $500 million for the same period last year. Earnings in the first nine months of 2008 include a gain of $25 million related to a tax credit.
When compared to the same period in 2007, earnings reflect improved margins due to higher overall average realised oil prices and refund of royalty charges earlier in the year, which was partially offset by lower production and higher operating costs.
Sales volumes in the first nine months of 2008 compared to the first nine months of 2007 declined mainly as a consequence of higher royalty payment and as a result of lower production volumes mainly due to lower ore grade. Oil Sands mechanical availability, when compared to the same period last year, improved at both the mine and the upgrader. The improvement was mainly driven by a reduced level of unplanned maintenance work.
Oil Products
Segment earnings were $6,862 million compared to $7,883 million for the same period last year. Earnings benefited from the impact of increasing crude prices on inventory by $2,289 million compared to a benefit of $1,808 million in the same period last year. Earnings in the first nine months of 2008 included gains of $258 million, reflecting a divestment gain of $167 million, tax credits of $39 million and a pension accounting adjustment of $52 million. Earnings in the first nine months of 2007 included net gain of $150 million, comprising of a divestment gain of $205 million and a tax credit of $149 million partly offset by a charge of $176 million related to impairment of certain assets and a one-time pension liability impact of $28 million.
After taking into account the impact of rising crude prices, earnings, when compared to the same period last year, were mainly impacted by lower realised refining margins, higher operating costs, lower refinery intake and currency exchange rate impacts, which were partly offset by higher marketing margins.
Industry refining margins compared to the same period last year were higher in Europe and declined in the US Gulf Coast, US West Coast and the Asia-Pacific region. Refinery availability of 91% was similar to that of last year.
Marketing earnings, when compared to the same period last year, increased due to higher B2B margins, which were partly offset by lower finished lubricants margins. Oil Products (marketing and trading) sales volumes increased by 1% compared to the same period last year. Marketing sales volumes were 1% lower than in the same period last year and, excluding the impact of divestments, 1.4% higher, mainly because of increased aviation and commercial fuels sales.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 5

Chemicals
Segment earnings were $426 million compared to $1,550 million for the same period last year. Earnings benefited from the impact of increasing feedstock prices on inventory by $251 million compared to $216 million in the same period last year. Earnings in the first nine months of 2008 included net charges of $188 million, reflecting impairment of assets and provisions of $265 million, which were partly offset by a divestment gain of $59 million and a pension accounting adjustments of $18 million. Earnings in the first nine months of 2007 included a net income of $18 million, reflecting mainly a tax rate change in Germany.
After taking into account the impact of rising feedstock prices on inventory, earnings when compared to the same period last year reflected mainly weaker market conditions, resulting in lower realised margins and lower income from equity-accounted investments.
Sales volumes decreased by some 6% when compared to the same period last year reflecting mainly lower global demand.
Chemicals manufacturing plant availability of 92% was in line with the same period last year.
Corporate
Segment earnings were $304 million compared to $1,391 million a year ago. Earnings in the comparative period of 2007 included gains on the sale of the equity portfolio held by the insurance companies of $404 million and the sale of property in the United Kingdom of $55 million.
Earnings, when compared to the same period in 2007, mainly reflected exchange rate losses, lower interest income and lower net underwriting results.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 6

PORTFOLIO DEVELOPMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
Exploration & Production
In Australia, Shell reached an agreement with Woodside Petroleum Ltd. for the sale of various interests in North West Shelf assets, with current production of approximately 8 thousand boe/d, for some $0.3 billion.
Also in Australia, Shell signed a preliminary agreement with Arrow Energy Ltd. to jointly develop projects to extract clean-burning natural gas from coal deposits for a total expected value up to $0.7 billion. Completion of a definitive agreement is expected by the end of 2008.
In Kazakhstan, the international members of the Kashagan consortium agreed in principle to sell their participating interests proportionally, allowing KazMunaiGas’s stake to increase to match that of the four major shareholders. Assuming conclusion of the deal, Shell’s interest will change from 18.5% to 16.8%.
In Nigeria, Shell reached an agreement, amounting to some $0.6 billion, for the sale of offshore deepwater blocks OML 134 and OML 125, with current production of approximately 7 thousand boe/d.
In Peru, Shell signed a preliminary agreement with BPZ Energy Inc. to jointly explore for oil and gas in the northern part of the country.
In Canada, Shell completed the acquisition of Duvernay, which is a Canadian tight gas company, for $5.5 billion (including a loan repayment). During 2008 Shell has also acquired significant additional acreage in the Montney gas play, in areas adjacent to Duvernay’s positions, bringing Shell’s total spend on tight gas acreage in the area to $6.2 billion in 2008.
In the UK, Shell announced the start-up of the Curlew C field (Shell share 100%), the fourth North Sea field brought on stream during 2008. Together, these fields have an expected aggregate peak production capacity of some 30 thousand boe/d (Shell share).
In the Netherlands, Shell, through its joint venture Nederlandse Aardolie Maatschappij BV (Shell share 50%), signed Sales and Purchase Agreements for some €1.1 billion for the sale of assets situated along the NOGAT pipeline, covering exploration, production and transportation of oil and gas. The transaction is subject to regulatory approvals and third party consents.
In the USA Gulf of Mexico deepwater, Shell concluded the sale of its interest in the Big Foot prospect (Shell share 12.5%), for some $0.4 billion.
Also in the USA, a water injection project commenced at the Ursa/Princess field (Shell share 45%). The project is expected to continue for the next 30 years, extending the life of the field by some 10 years.
During the first nine months of 2008, Shell had four notable exploration discoveries in offshore Nigeria, Australia and Brunei and onshore USA. Shell also significantly increased its overall acreage position through acquisitions of new exploration licences offshore northwest Australia, in the Chukchi Sea and the Gulf of Mexico in the USA.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 7

Gas & Power
In China, in April, binding sales and purchase agreements were signed with Qatargas 4 and PetroChina, leading to the long-term supply of LNG from Qatar to China, totalling 3 million tonnes per annum over 25 years.
In the Middle East, an agreement was reached with Qatargas 4 and the Dubai Government for the supply of LNG during the summer months for 15 years. The LNG will be delivered from Qatargas 4 and Shell’s portfolio of other LNG volumes.
In Germany, the sale of the BEB Erdgas and Erdoel GmbH gas transport business (Shell share 50%) was closed, increasing the third quarter 2008 earnings by some $1.4 billion.
Also in Germany, construction of the 20 Megawatt (MW) Avancis thin-film solar pilot plant (Shell share 50%) was completed. Commercial sales are expected to begin around the end of 2008.
In Iraq, Shell and the Iraqi Ministry of Oil have signed a heads of agreement to establish an incorporated joint venture (Shell share 49%) to process and market natural gas in southern Iraq.
In Australia, North West Shelf Train 5 (Shell share 22%) with a capacity of 4.4 mtpa (100% basis) was declared ready for start-up and is expected to ramp up production as from the fourth quarter 2008.
In the US, the 164 MW Mount Storm Phase I wind farm (Shell share 50%) in West Virginia became operational.
Oil Products
In France, Shell concluded the sale of the Petit Couronne and Reichstett Vendenheim refineries, with a combined capacity of some 220 thousand barrels per day. Also in France, Shell concluded the sale of the Berre-l’Etang refining and petrochemical complex, with a refining capacity of 80 thousand barrels per day. The combined cash proceeds from these sales amounted to approximately $1.8 billion.
In Qatar, a Letter of Intent was signed with Qatar Petroleum International and PetroChina to build an integrated refinery and petrochemical manufacturing complex in China.
In Canada, Shell announced an increase in its shareholding in Iogen Energy Corporation from 26.3% to 50%, contributing to its strategic investment and development programme in biofuels.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 8

LIQUIDITY AND CAPITAL RESOURCES
Three months ended September 30, 2008
Cash flow provided by operating activities in the three-month period to September 30, 2008 was $12.6 billion compared to $9.1 billion last year, resulting from higher net income and a decrease in working capital of $2.2 billion (2007: increase of $0.7 billion).
Capital investment for the three months ended September 30, 2008 was $13.2 billion (2007: $6.8 billion), of which $10.8 billion was invested in the Exploration & Production and Gas & Power segments (2007: $4.8 billion). Capital investment for the third quarter 2008 includes the acquisition of Duvernay Oil Corp (Duvernay), a tight gas company in Canada, for $5.0 billion.
Gross proceeds from divestments in the three-month period to September 30, 2008 were $2.0 billion compared to $0.2 billion last year.
Dividends of $0.40 per share were declared on October 30, 2008 in respect of the third quarter. These dividends are payable on December 10, 2008. In the case of the Class B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report on Form 20-F for 2007 for additional information on the dividend access mechanism.
During the third quarter 2008 $0.8 billion of Royal Dutch Shell shares were bought back for cancellation.
Nine months ended September 30, 2008
Cash flow provided by operating activities in the nine-month period to September 30, 2008 was $33.6 billion compared to $29.2 billion last year, mainly as a result of higher earnings.
Capital investment for the nine months ended September 30, 2008 was $29.3 billion of which $22.9 billion was invested in the Exploration & Production and Gas & Power segments. Capital investment in the same period of 2007 (including the minority share of Sakhalin) was $18.5 billion of which $13.7 billion was invested in the Exploration & Production and Gas & Power segments. Capital investment for the first nine months of 2008 included the acquisition of Duvernay for $5.0 billion and the investment in new exploration licences in the Chukchi Sea for $2.1 billion.
Gross proceeds from divestments in the nine-month period to September 30, 2008 were $4.7 billion compared to $7.7 billion last year. This included and the sale of a portion of Shell’s ownership of Sakhalin Energy Investment Company Ltd in 2007.
The first nine months of 2007 included cash paid of $7.1 billion for the acquisition of the shares in Shell Canada that it did not already own.
Dividends of $0.40 per share were declared on April 29, 2008, July 31, 2008 and October 30 totalling $1.20 per share in respect of the first, second and third quarters.
During the first nine months of 2008 $3.3 billion of Royal Dutch Shell shares were bought back for cancellation.
Shell is monitoring the world economic situation, including the effects of crisis in the credit markets and economic downturn on oil and gas prices, demand and liquidity.
RECENT DEVELOPMENTS
On October  29, 2008 the Board of Royal Dutch Shell plc announced the that Peter Voser will succeed Jeroen van der Veer as Chief Executive, effective July 1, 2009. Peter Voser currently is Chief Financial Officer and a Director of the Board since October 2004.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 9

Royal Dutch Shell plc
Three and nine month period ended September 30, 2008
Unaudited Condensed Consolidated Interim Financial Statements

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 10

Condensed Consolidated Statement of Income

	$ million

	Three months ended September 30,		Nine months ended September 30,

	2008	2007	2008	2007
Revenue[A]	131,567	90,703	377,288	249,079
Cost of sales	113,249	76,713	319,290	206,094

Gross profit	18,318	13,990	57,998	42,985
Selling, distribution and administrative expenses	4,139	3,843	12,552	11,741
Exploration	538	608	1,271	1,330
Share of profit of equity-accounted investments	2,000	1,912	7,096	5,858
Net finance costs and other (income)/expense	174	(38)	(19)	(1,416)

Income before taxation	15,467	11,489	51,290	37,188
Taxation	6,987	4,448	21,855	13,895

Income for the period	8,480	7,041	29,435	23,293

Income attributable to minority interest	32	125	348	429

Income attributable to shareholders of Royal Dutch Shell plc	8,448	6,916	29,087	22,864

Basic earnings per share (see Note 3)	1.37	1.10	4.71	3.64
Diluted earnings per share (see Note 3)	1.37	1.10	4.70	3.63

[A]	Revenue is stated after deducting sales taxes, excise duties and similar levies of $25,323 million in the third quarter 2008 ($73,705 million cumulatively) and $20,830 million in the third quarter 2007 ($57,128 million cumulatively).
The Notes on pages 15 to 17 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	11

Condensed Consolidated Balance Sheet

	$ million

	September 30, 2008	Dec 31, 2007

ASSETS
Non-current assets
Intangible assets	5,541	5,366
Property, plant and equipment	114,193	101,521
Investments:
equity-accounted investments	31,630	29,153
financial assets	2,952	3,461
Deferred tax	3,978	3,253
Pre-paid pension costs	6,205	5,559
Other	6,219	5,760

	170,718	154,073
Current assets
Inventories	33,442	31,503
Accounts receivable	90,100	74,238
Cash and cash equivalents	7,821	9,656

	131,363	115,397

Total assets	302,081	269,470

LIABILITIES
Non-current liabilities
Debt	10,742	12,363
Deferred tax	14,688	13,039
Retirement benefit obligations	5,961	6,165
Other provisions	13,499	13,658
Other	4,088	3,893

	48,978	49,118
Current liabilities
Debt	5,984	5,736
Accounts payable and accrued liabilities	88,387	75,697
Taxes payable	15,632	9,733
Retirement benefit obligations	369	426
Other provisions	2,356	2,792

	112,728	94,384

Total liabilities	161,706	143,502

EQUITY
Equity attributable to shareholders of Royal Dutch Shell plc	138,469	123,960
Minority interest	1,906	2,008

Total equity	140,375	125,968

Total liabilities and equity	302,081	269,470

The Notes on pages 15 to 17 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	12

Condensed Consolidated Statement of Changes in Equity

	$ million

	Equity attributable to shareholders of Royal Dutch Shell plc

	Ordinary	Treasury	Other	Retained		Minority
	share capital	shares	reserves[A]	earnings	Total	interest	Total equity

At January 1, 2008	536	(2,392)	14,148	111,668	123,960	2,008	125,968

Income/(expense) recognised directly in equity	—	—	(4,906)	—	(4,906)	(204)	(5,110)
Income for the period	—	—	—	29,087	29,087	348	29,435

Total recognised income/(expense) for the period	—	—	(4,906)	29,087	24,181	144	24,325
Capital contributions/(repayments) from/to minority shareholders and other changes in minority interest	—	—	—	59	59	25	84
Dividends paid	—	—	—	(7,108)	(7,108)	(271)	(7,379)
Treasury shares: net sales/(purchases) and dividends received	—	478	—	—	478	—	478
Repurchases of shares	(7)	—	7	(3,085)	(3,085)	—	(3,085)
Share-based compensation	—	—	(58)	42	(16)	—	(16)

At September 30, 2008	529	(1,914)	9,191	130,663	138,469	1,906	140,375

At January 1, 2007	545	(3,316)	8,820	99,677	105,726	9,219	114,945

Income/(expense) recognised directly in equity	—	—	3,513	—	3,513	(33)	3,480
Income for the period	—	—	—	22,864	22,864	429	23,293

Total recognised income/(expense) for the period	—	—	3,513	22,864	26,377	396	26,773
Capital contributions from minority shareholders	—	—	—	—	—	802	802
Acquisition of Shell Canada	—	—	—	(5,445)	(5,445)	(1,639)	(7,084)
Sakhalin partial divestment	—	—	—	—	—	(6,711)	(6,711)
Other changes in minority interest	—	—	—	6	6	(49)	(43)
Dividends paid	—	—	—	(6,683)	(6,683)	(186)	(6,869)
Treasury shares: net sales/(purchases) and dividends received	—	752	—	—	752	—	752
Repurchases of shares	(6)	—	6	(2,849)	(2,849)	—	(2,849)
Share-based compensation	—	—	310	—	310	—	310

At September 30, 2007	539	(2,564)	12,649	107,570	118,194	1,832	120,026

[A]	See Note 2.
The Notes on pages 15 to 17 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	13

Condensed Consolidated Statement of Cash Flows

	$ million

	Nine months ended September 30,

	2008	2007

Cash flow from operating activities:
Income for the period	29,435	23,293
Adjustment for:
Current taxation	22,041	14,525
Interest (income)/expense	625	454
Depreciation, depletion and amortisation	9,972	9,340
(Profit)/loss on sale of assets	(2,837)	(1,550)
Decrease/(increase) in net working capital	(6,752)	(2,831)
Share of profit of equity-accounted investments	(7,096)	(5,858)
Dividends received from equity-accounted investments	6,803	4,673
Deferred taxation and other provisions	75	(47)
Other	(514)	(777)

Cash flow from operating activities (pre-tax)	51,752	41,222
Taxation paid	(18,121)	(12,054)

Cash flow from operating activities	33,631	29,168

Cash flow from investing activities:
Capital expenditure	(27,173)	(16,563)
Investments in equity-accounted investments	(1,692)	(1,333)
Proceeds from sale of assets	3,558	6,824
Proceeds from sale of equity-accounted investments	1,493	451
Proceeds from sale of/(additions to) financial assets	260	1,175
Interest received	821	872

Cash flow from investing activities	(22,733)	(8,574)

Cash flow from financing activities:
Net increase/(decrease) in debt with maturity period within three months	191	(290)
Other debt:
New borrowings	554	4,396
Repayments	(2,309)	(3,122)
Interest paid	(962)	(923)
Change in minority interest	9	(6,705)
Repurchases of shares	(3,271)	(2,849)
Dividends paid to:
Shareholders of Royal Dutch Shell plc	(7,108)	(6,683)
Minority interest	(271)	(186)
Treasury shares: net sales/(purchases) and dividends received	478	752

Cash flow from financing activities	(12,689)	(15,610)

Currency translation differences relating to cash and cash equivalents	(44)	106

Increase/(decrease) in cash and cash equivalents	(1,835)	5,090
Cash and cash equivalents at January 1	9,656	9,002

Cash and cash equivalents at September 30	7,821	14,092

The Notes on pages 15 to 17 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	14

Notes to the Condensed Consolidated Interim Financial Statements
1. Basis of preparation
These Condensed Consolidated Interim Financial Statements of Royal Dutch Shell plc and its subsidiaries (collectively known as “Shell” or the “Shell group”) are prepared on the same basis as, and should be read in conjunction with, the Annual Report on Form 20-F for the year ended December 31, 2007 (pages 117 to 121) as filed with the Securities and Exchange Commission.
The Oil Sands operations, which were previously reported within the Exploration & Production segment, are reported as a separate segment with effect from the fourth quarter 2007. Prior period financial statements have been reclassified accordingly.
The three and nine month period ended September 30, 2008 Condensed Consolidated Interim Financial Statements of Royal Dutch Shell plc and its subsidiaries have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.
These Condensed Consolidated Interim Financial Statements are unaudited; however, in the opinion of Shell, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods.
2. Other reserves

						$ million
	Merger	Capital redemption	Share premium	Share
	reserve[A]	reserve	reserve	plan reserve	Other	Total

At January 1, 2008	3,444	48	154	1,122	9,380	14,148

Cumulative currency translation differences	—	—	—	—	(4,494)	(4,494)
Unrealised gains/(losses) on securities	—	—	—	—	(394)	(394)
Unrealised gains/(losses) on cash flow hedges	—	—	—	—	(18)	(18)

Income/(expense) recognised directly in equity	—	—	—	—	(4,906)	(4,906)

Repurchases of shares	—	7	—	—	—	7
Share-based compensation	—	—	—	(58)	—	(58)

At September 30, 2008	3,444	55	154	1,064	4,474	9,191

At January 1, 2007	3,444	39	154	736	4,447	8,820

Cumulative currency translation differences	—	—	—	—	4,326	4,326
Unrealised gains/(losses) on securities	—	—	—	—	(734)	(734)
Unrealised gains/(losses) on cash flow hedges	—	—	—	—	(79)	(79)

Income/(expense) recognised directly in equity	—	—	—	—	3,513	3,513

Repurchases of shares	—	6	—	—	—	6
Share-based compensation	—	—	—	310	—	310

At September 30, 2007	3,444	45	154	1,046	7,960	12,649

[A]	The merger reserve was established as, in 2005, Royal Dutch Shell plc (“Royal Dutch Shell”) became the single parent company of Royal Dutch Petroleum Company (“Royal Dutch”) and of Shell Transport and Trading Company Limited (previously known as The “Shell” Transport and Trading Company, p.l.c.) (“Shell Transport”) the two former public parent companies of the Group. It relates primarily to the difference between the nominal value of Royal Dutch Shell shares issued and the nominal value of Royal Dutch and Shell Transport shares received.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	15

3. Earnings per share

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007

Income attributable to shareholders of Royal Dutch Shell plc ($ million)	8,448	8,667	29,087	15,948
Basic weighted average number of ordinary shares	6,147,266,343	6,261,705,157	6,170,953,891	6,276,730,073
Diluted weighted average number of ordinary shares	6,159,794,079	6,285,823,218	6,186,206,498	6,296,501,450

4. Information by business segment
With effect from 2007, segment information is reported in accordance with IFRS 8 Operating Segments, which has replaced IAS 14 Segment Reporting.
Three months ended September 30, 2008

							$ million
	Exploration &
	Production	Gas & Power	Oil Sands	Oil Products	Chemicals	Corporate	Total

Revenue
Third party	5,597	6,228	(48)	107,418	12,353	19	131,567
Inter-segment	12,344	365	1,087	1,016	1,574

Segment earnings	5,501	2,774	371	(44)	(79)	(43)	8,480

Three months ended September 30, 2007

$ million
	Exploration &
	Production	Gas & Power	Oil Sands	Oil Products	Chemicals	Corporate	Total

Revenue
Third party	3,784	3,816	258	72,370	10,465	10	90,703
Inter-segment	9,802	222	429	924	1,285

Segment earnings	3,327	568	183	2,153	397	413	7,041

Nine months ended September 30, 2008

$ million
	Exploration &
	Production	Gas & Power	Oil Sands	Oil Products	Chemicals	Corporate	Total

Revenue
Third party	16,251	18,207	566	304,859	37,365	40	377,288
Inter-segment	37,529	1,091	2,708	3,272	4,811

Segment earnings	16,525	4,347	971	6,862	426	304	29,435

Nine months ended September 30, 2007

$ million
	Exploration &
	Production	Gas & Power	Oil Sands	Oil Products	Chemicals	Corporate	Total

Revenue
Third party	10,298	11,352	800	197,151	29,430	48	249,079
Inter-segment	27,344	757	1,206	2,410	3,408

Segment earnings	9,819	2,150	500	7,883	1,550	1,391	23,293

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	16

5. Ordinary share capital

AUTHORISED
	September 30, 2008	December 31, 2007

Class A shares of €0.07 each	4,077,359,886	4,077,359,886
Class B shares of €0.07 each	2,759,360,000	2,759,360,000
Unclassified shares of €0.07 each	3,101,000,000	3,101,000,000

Euro deferred shares of €0.07 each	62,280,114	62,280,114
Sterling deferred shares of £1 each	50,000	50,000

ISSUED AND FULLY PAID	shares of €0.07 each		shares of £1 each
	Class A	Class B	Sterling deferred

At December 31, 2007	3,583,505,000	2,759,360,000	50,000
Shares repurchased for cancellation	(36,469,027)	(51,280,114)

At September 30, 2008	3,547,035,973	2,708,079,886	50,000

NOMINAL VALUE		$ million
	September 30, 2008	December 31, 2007

Allotted, called up and fully paid
Class A ordinary shares	300	303
Class B ordinary shares	229	233
Sterling deferred	[A]	[A]

	529	536

[A]	Less than $1million
At September 30, 2008 the number of outstanding Class A and Class B ADRs were 390,261,090 and 78,445,566 respectively. Shell employee share ownership trusts held 17,476,768 Class A ADRs at September 30, 2008.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	17

Other information
Share-based compensation
There are a number of share-based compensation plans for Shell employees.
Shell’s share option plans offers options to eligible employees, at a price no less than the fair market value of the shares at the date the options were granted. No further grants will be made under the share option plans. The following table presents the number of shares under option as per September 30, 2008.

Thousands			Shell group	Shell Canada
	Royal Dutch Shell Class	Royal Dutch Shell Class	Royal Dutch Shell Class	Royal Dutch Shell Class A
	A shares	B shares	A ADRs	shares

Under option at September 30, 2008	45,206	24,042	11,888	15,322

Range of expiration dates	Dec 2008 — Nov 2014	Dec 2008 — Nov 2014	Dec 2008 — Nov 2014	Jan 2009 — Sep 2016

Shell operates a performance share plan replacing the previous share option plans. For the details of this plan refer to the 2007 form 20-F. The following table presents the number of shares conditionally awarded under the performance share plan (PSP) outstanding as at September 30, 2008.

	Royal Dutch Shell Class	Royal Dutch Shell Class	Royal Dutch Shell Class
Thousands	A shares	B shares	A ADRs

Outstanding at September 30, 2008	19,166,545	8,792,976	6,506,107

The measurement period for the shares granted is three years.
Employees of participating companies in the UK may participate in the UK Sharesave Scheme. The number of Royal Dutch Shell Class B shares under option as at September 30, 2008 is 1,824 (thousands).
Certain subsidiaries have other plans containing stock appreciation rights linked to the value of Royal Dutch Shell Class A ADRs. The balance outstanding as at September 30, 2008 equals 1,125,878.
Ratio of earnings to fixed charges
The following table sets out, on an IFRS basis for the years ended December 31, 2004, 2005, 2006 and 2007 and the nine months ended September 30, 2008, the consolidated unaudited ratio of earnings to fixed charges of Royal Dutch Shell. The comparative annual information is derived from the consolidated financial statements of Royal Dutch Shell contained in the Annual Report on Form 20-F for the year ended December 31, 2007.

	Nine months ended
	September 30,
	2008	2007	2006	2005	2004

Pre-tax income from continuing operations before income from equity-accounted investments	44,194	42,342	37,957	37,444	26,644
Total fixed charges	1,925	2,380	2,258	1,958	1,685
Distributed income from equity-accounted investments	7,480	6,955	5,488	6,709	4,190
Less: interest capitalised	609	667	564	427	207
Less: preference security dividend requirements of consolidated subsidiaries	—	—	—	7	9

Total earnings	52,990	51,010	45,139	45,677	32,303

Interest expensed and capitalised	1,446	1,775	1,713	1,494	1,267
Interest within rental expense	479	605	545	457	409
Less: preference security dividend requirements of consolidated subsidiaries	—	—	—	7	9

Total fixed charges	1,925	2,380	2,258	1,958	1,685

Ratio earnings/fixed charges	27.53	21.43	19.99	23.33	19.17

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	18

Capitalisation and indebtedness
The following tables set forth, IFRS basis, the unaudited consolidated combined capitalisation and indebtedness of Royal Dutch Shell as of September 30, 2008. This information is derived from these Condensed Consolidated Interim Financial Statements.

$ million

September 30, 2008

Equity
Total equity attributable to shareholders of Royal Dutch Shell plc	138,469
Total finance debt
Short-term finance debt	5,984
Long-term finance debt[A]	8,143
Total finance debt[B]	14,127

Total capitalisation	152,596

[A]	Long-term finance debt excludes $2.6 billion of certain tolling commitments.

[B]	As of September 30, 2008, Shell had outstanding guarantees of $1.9 billion, of which $0.7 billion related to debt of equity-accounted investments. $12.4 billion of the finance debt of Shell was unsecured. A total of $8.7 billion outstanding debt of subsidiaries is guaranteed by Royal Dutch Shell plc.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	19